Exhibit 3.1

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
REALNETWORKS, INC.

Pursuant to the provisions of the Washington Business Corporation Act, as amended, these Articles of Amendment to the Amended and Restated Articles of Incorporation of RealNetworks, Inc., a Washington corporation (the “Corporation”), are herewith submitted for filing.

1. The name of the Corporation is RealNetworks, Inc.

2. Article IV, Section 4.1 of the Amended and Restated Articles of Incorporation of the Corporation is hereby restated in its entirety as follows:

4.1 Authorized Capital. The aggregate number of shares of capital stock which this Corporation shall be authorized to issue shall be Three Hundred Ten Million (310,000,000), divided into two classes as follows: Two Hundred Fifty Million (250,000,000) shares of common stock, $0.001 par value per share (the “Common Stock”), and Sixty Million (60,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

3. A new Section 4.1.1 shall be inserted after Article IV, Section 4.1 of the Amended and Restated Articles of Incorporation of the Corporation (as amended hereby) as follows:

4.1.1 Reverse Split. Effective as of 5:00 p.m., Pacific time, on August 30, 2011 (the “Effective Time”), every four (4) shares of Common Stock, par value $0.001 per share, issued and outstanding or held in treasury, in each case, immediately prior to the Effective Time, shall be exchanged and combined into one (1) share of Common Stock, $0.001 par value per share (the “Reverse Split”). The Reverse Split will be effected on a shareholder-by-shareholder basis. No fractional shares of Common Stock shall be issued in connection with the Reverse Split. In lieu of issuing fractional shares resulting from the Reverse Split, the Corporation shall pay cash in an amount equal to the fair market value of each such fractional share as of the close of business on the day immediately prior to the Effective Time, as determined by the Corporation’s Board of Directors. The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation.

4. These Articles of Amendment were adopted by the Corporation’s Board of Directors on July 27, 2011. Shareholder action was not required pursuant to RCW 23B.10.020.

5. These Articles of Amendment shall be effective as of 5:00 p.m., Pacific time, on August 30, 2011.

These Articles of Amendment are executed by a duly authorized officer of the Corporation on this 29th day of August, 2011.

REALNETWORKS, INC.

By: /s/ Tracy D. Daw
Name: Tracy D. Daw
Its: Chief Legal Officer and Corporate
Secretary